Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (the “Company”)

1130 – 609 Granville Street

Vancouver, British Columbia

Canada V7Y 1G5

Item 2.	Date of Material Change

October 1, 2020

Item 3.	News Release

News Release dated October 1, 2020 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

The Company entered into a sales agreement dated October 1, 2020 with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., H.C. Wainwright & Co., LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities, Inc. and A.G.P. / Alliance Global Partners to sell such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$60 million. Sales of common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange, or any other recognized marketplace upon which the common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada.

The offering will be made by way of a prospectus supplement dated October 1, 2020 to the Company’s existing U.S. registration statement on Form F-10 and Canadian short form base shelf prospectus, each dated April 27, 2020.

Item 5.1	Full Description of Material Change

The Company entered into a sales agreement dated October 1, 2020 (the “Sales Agreement”) with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., H.C. Wainwright & Co., LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities, Inc. and A.G.P. / Alliance Global Partners (together, the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time during the 20 month term of the Sales Agreement, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$60 million (the “Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of distribution. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated October 1, 2020 to the Company’s existing U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated April 27, 2020. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, BMO Capital Markets will provide copies of the U.S. prospectus upon request by contacting BMO Capital Markets Corp. (Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, by telephone: (800) 414-3627, or by email: bmoprospectus@bmo.com).

The Company will use the net proceeds of the Offering, if any, together with the Company’s current cash resources and free cash flow, to advance its Terronera project (including preparation of a feasibility study on the project) and its Parral project, for prospective mergers and acquisitions, and for working capital purposes.

The Company will pay the Agents compensation, or allow a discount, of 2% of the gross sales price per Common Share sold under the Sales Agreement. Sales under the Sales Agreement remain subject to necessary regulatory approvals, including the approval of the TSX and the NYSE.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Financial Officer

Telephone: (604) 685-9775

Item 9.	Date of Report

October 5, 2020